EXHIBIT 99.1

Seabridge Gold Inc.
News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE Amex: SA	May 11, 2011

Annual Report Available for Seabridge Gold

Toronto, Canada…Seabridge Gold announced today that its 2010 Annual Report is now available on its website at www.seabridgegold.net/2010AR.pdf. The Annual Report includes a review of the past 12 months, the Company’s objectives for 2011, Seabridge’s commentary entitled “The Gold Market” and the audited financial statements for the period ended December 31, 2011. The Annual Report, along with other proxy material, will be mailed to shareholders in connection with the Company’s Annual Meeting of Shareholders scheduled to be held on June 29, 2011 in Toronto, Ontario, Canada.

Seabridge also reported today that its first quarter 2011 results, the first to be filed by the Company under International Financial Reporting Standards (“IFRS”), will be filed after the close of business on Thursday June 2, 2011. The quarterly report to shareholders will be available at that time on the Company's website and on SEDAR. Seabridge is using the 30-day extension period, granted under Canadian securities law, to ensure a seamless conversion to IFRS.

Seabridge holds a 100% interest in several North American gold resource projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and resources by project and category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

ON BEHALF OF THE BOARD
"Rudi Fronk"
President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.

Tel: (416) 367-9292   •  Fax: (416) 367-2711
Email:  info@seabridgegold.net